Filed by The Pepsi Bottling Group, Inc.
Pursuant to Rule 425
under the Securities Exchange Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company:  The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893

To: All PBG
Subject: PBG Announces Agreement To Be Acquired By PepsiCo

Dear PBG Colleagues,

This is an exciting day in our Company's history.  A few minutes ago, we announced a definitive agreement to be acquired by PepsiCo in a cash and stock transaction valued at $36.50 per share based on market close on July 31, 2009.

A copy of the press release is attached for your information.  You will see that PepsiCo has also reached an agreement to acquire PepsiAmericas, bringing the vast majority of Pepsi's U.S. bottling operations together under a single corporate entity.  This landmark transaction will transform PepsiCo's beverage business, providing a strong foundation for sustained growth in the U.S. and internationally, while bolstering operations, distribution and service for the entire blue system.  Combining our three companies will enable us to better serve our customers' evolving needs through a more fully integrated supply chain and go-to-market business model, and will create greater opportunities to enhance innovation and choice for consumers - all essential endeavors to win in the marketplace.

In many ways, today's announcement represents a culmination of our accomplishments over the last ten years.  In 1999, when we launched PBG as an independent company, we committed to our Rules of the Road and set our sights on cultivating a great place to work, providing outstanding service to our customers, contributing to our communities and creating value for our shareholders.  I am extraordinarily proud of our outstanding achievements against these ambitious goals and believe they will always deserve recognition and celebration:

*           We have improved customer satisfaction and loyalty year in and year out.
*           We have made major strides in building our culture, particularly in the areas of capability, diversity and employee satisfaction.
*           We have maintained a strong commitment to our communities through volunteerism and financial and product contributions.
*           We have generated strong financial performance - nearly doubling our revenue, more than doubling our operating profit and delivering very strong EPS growth, with a compound annual growth rate of 16 percent.
*           And, finally, at $36.50 per share, PBG's stock will have appreciated more than 300 percent since our IPO - creating tremendous shareholder value for PBG investors and far outperforming the market, with the S&P 500 down 22 percent, the Dow down 5 percent and CCE down 37 percent.

All of this success is a direct result of your hard work, dedication and unyielding commitment to running our business with precision and diligence and serving our customers with confidence and passion.  For all that you've done to make PBG a most admired company, thank you.
Thank you for making us a market leader with our customers and consumers.

Thank you for making PBG one of the best operating companies in the world.

And thank you for staying true to PBG's mission and values.  This is what will define our ten years as a public company and what will propel us into an exciting next chapter of our business.

During the next few weeks and months, we will be working through the integration process and will keep you informed as plans and potential changes are finalized.  Our senior management team, and PepsiCo's, are equally committed to implementing a smooth transition, and we are already moving in a very productive direction to achieve that goal.  It's important to note that PBG represents the majority of manufacturing and distribution capabilities for the U.S. blue system, so while there will be some changes, our people and operations will be key to the future success of the combined company.

In terms of immediate next steps, there are certain financial procedures and regulatory approvals that this transaction must secure, so we are not yet able to determine an exact closing date.  We are hopeful that it can be completed by the end of 2009 or early 2010.

For now, I ask that you remain focused on executing our business plans and delivering a strong finish to the summer selling season.  Let's maintain our momentum as we embark on the next phase of our journey.

I want to thank you again for your ongoing commitment to PBG and for continuously and consistently bringing to our customers, communities and each other an Unquenchable Spirit that never ceases to inspire me.  This transaction recognizes the value we have built together at PBG over the last ten years and prepares Pepsi's beverage business for a strong future.  I am proud of all of you and confident that PBG will thrive as part of PepsiCo.

Eric

Certain Legal Notices

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) plan to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG and a definitive proxy statement/prospectus will be mailed to shareholders of PBG.  INVESTORS AND SECURITY HOLDERS OF PBG ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo or PBGthrough the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PepsiCo will be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG will be available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216.

PBG and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisitions of PBG. Information regarding PBG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 20, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements made in this release that relate to future performance or financial results of the Company are forward-looking statements which involve uncertainties that could cause actual performance or results to materially differ. PBG undertakes no obligation to update any of these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. Accordingly, any forward-looking statement should be read in conjunction with the additional information about risks and uncertainties set forth in PBG's Securities and Exchange Commission reports, including PBG's annual report on Form 10-K for the year ended December 27, 2008.

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